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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                              Variagenics, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                   Common
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                922196 10 0
                     ----------------------------------
                              (CUSIP Number)

                               May 23, 2001
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /x/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Kummell Investments Limited
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /

     Not applicable
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     British Virgin Islands
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 Number of Shares             (5) Sole Voting Power
 Beneficially                     0 shares
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     1,012,457 shares
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  0 shares
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  1,012,457 shares
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,012,457
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /

     Not applicable
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     4.3
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(12) Type of Reporting Person (See Instructions)

     CO
-------------------------------------------------------------------------------

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Item 1.

     (a) Name of Issuer
         Variagenics, Inc.

     (b) Address of Issuer's Principal Executive Offices
         60 Hampshire Street, Cambridge, MA 02139

Item 2.

     (a) Name of Person Filing
         Kummell Investments Limited

     (b) Address of Principal Business Office or, if none, Residence
         2nd Floor, LePrince de Galles, 3-5 Avenue des Citronniers, MC 98000 Monaco

     (c) Citizenship
         British Virgin Islands

     (d) Title of Class of Securities
         Common Stock

     (e) CUSIP Number
         922196 10 0


Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     /x/          NOT APPLICABLE

     / /     (a)  BROKER OR DEALER REGISTERED UNDER SECTION 15 OF THE ACT
                  (15 U.S.C. 78O).

     / /     (b)  BANK AS DEFINED IN SECTION 3(a)(6) OF THE ACT (15 U.S.C. 78c).

     / /     (c)  INSURANCE COMPANY AS DEFINED IN SECTION 3(a)(19) OF THE ACT
                  (15 U.S.C. 78c).

     / /     (d)  INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF THE
                  INVESTMENT COMPANY ACT OF 1940 (15 U.S.C 80a-8).

     / /     (e)  AN INVESTMENT ADVISER IN ACCORDANCE WITH
                  SECTION 240.13D-1(b)(1)(ii)(E);

     / /     (f)  AN EMPLOYEE BENEFIT PLAN OR ENDOWMENT FUND IN ACCORDANCE WITH
                  SECTION 240.13d-1(b)(1)(ii)(F);

     / /     (g)  A PARENT HOLDING COMPANY OR CONTROL PERSON IN ACCORDANCE WITH
                  SECTION 240.13d-1(b)(1)(ii)(G);

     / /     (h)  A SAVINGS ASSOCIATIONS AS DEFINED IN SECTION 3(B) OF THE
                  FEDERAL DEPOSIT INSURANCE ACT (12 U.S.C. 1813);

     / /     (i)  A CHURCH PLAN THAT IS EXCLUDED FROM THE DEFINITION OF AN
                  INVESTMENT COMPANY UNDER SECTION 3(c)(14) OF THE INVESTMENT
                  COMPANY ACT OF 1940 (15 U.S.C. 80a-3);

     / /     (j)  GROUP, IN ACCORDANCE WITH SECTION 240.13D-1(b)(1)(ii)(J).



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Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned: 1,012,457 shares
     (b) Percent of class: 4.3
     (c) Number of shares as to which the person has:
          (i) Sole power to vote or to direct the vote 0 shares.
          (ii) Shared power to vote or to direct the vote 1,012,457 shares.
          (iii) Sole power to dispose or to direct the disposition of 0 shares.
          (iv) Shared power to dispose or to direct the disposition of 1,012,457 shares.

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE Section 240.13d3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]
INSTRUCTION: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary. Not applicable

Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and
Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification

     (a) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in
/ / the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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     (b)  The following certification shall
          be included if the statement is filed pursuant to
          Section 240.13d-1(c):

/ / By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

/x/       Not applicable


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Date:  February 14, 2002

Signature:  For and on behalf of Kummell Investments Limited

Name/Title:  AUTH0RIZED SIGNATURES